Argan, Inc.
One Church Street
Suite 201
Rockville, MD 20850
301-315-0027
fax 301-315-0064
www.arganinc.com

February 2, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Cash, Accounting Branch Chief

Re:	Argan, Inc., File No. 001-31756 Form 10-K for the Fiscal Year Ended January 31, 2010 Forms 10-Q for the Fiscal Quarters Ended April 30, 2010, July 31, 2010 and October 31, 2010

Dear Mr. Cash:

We are responding to your letter dated January 24, 2011 (the “Comment Letter”) regarding Form 10-K for the fiscal year ended January 31, 2010 and Forms 10-Q for the fiscal quarters ended April 30, 2010, July 31, 2010 and October 31, 2010 of Argan, Inc. (the “Company”). This letter responds to the sole comment and heading used in the Comment Letter issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

Since Argan, Inc. and its management are in possession of all facts related to the Company’s disclosures in the documents identified above, we acknowledge that we are responsible for the accuracy and adequacy of the disclosures that we have made.

In responding to the Staff’s comment regarding Critical Accounting Policies, page 38 in the Company’s Form 10-K for the fiscal year ended January 31, 2010, the Company and its management acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s response to the Comment Letter is as follows:

Form 10-K for the Fiscal Year Ended January 31, 2010
Critical Accounting Policies, page 38

1.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:

•	The percentage by which fair value exceeds carrying value as of the most recent step-one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K.

Response

The Company reviews for impairment, at least annually, the carrying values of goodwill and other purchased intangible assets deemed to have an indefinite life. The annual review performance date is November 1. The Company does test for impairment of goodwill and other intangible assets with indefinite lives more frequently if events or changes in circumstances indicate that an asset value might be impaired. As prescribed by current accounting guidance, management determines whether goodwill has been impaired or not using a two-step process of analysis. The first step of the Company’s goodwill impairment testing process is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill.

At November 1, 2009, the Company’s consolidated balance sheet included a goodwill balance of approximately $18.4 million, the entirety of which was established in connection with the Company’s acquisition of Gemma Power Systems, LLC and its affiliated companies (“Gemma”) in December 2006. Gemma represents the Company’s power industry services segment.

Management utilized the assistance of a professional appraisal firm in the determination of the fair value of Gemma. A variety of alternative valuation approaches were considered. As a result of the analysis, management concluded that the market multiple valuation and the discounted cash flow analysis approaches were the most appropriate valuation techniques for this exercise.

For the market multiple valuation, a fair value estimate for Gemma was determined based on an evaluation of the market values of a selected number of reasonably similar publicly traded companies. A separate estimate was determined using a discounted cash flow analysis. Projected cash flows for Gemma were developed based on Gemma’s historical financial performance, a short-term projection of operating results based on the existing backlog of current business and the assumed addition of certain identified future projects, and published projected growth rates for the power construction industry. The projected cash flow amounts were discounted to present value based on rates of return which were determined considering prevalent rates of return, business risks for the industry and risks specifically related to Gemma. A 50/50 weighting was applied to the results of the market multiple valuation and the discounted cash flow analysis of fair value in order to arrive at an average amount considered the fair value of Gemma as of November 1, 2009.

As a result of this valuation, management concluded that the fair value of the equity of Gemma was $229.2 million as of November 1, 2009. This value exceeded the carrying value of Gemma of $65.2 million by $164.0 million, or 252%. As the fair value of this reporting unit exceeded its carrying amount, the goodwill of Gemma was deemed not to be impaired, and the performance of step two of the impairment assessment process was not performed. As the Company’s management considered this excess amount to be substantially in excess of the carrying value of Gemma, the detailed disclosures described above were not included in the filing.

In future filings, the Company will disclose that the estimated fair value of Gemma substantially exceeds its carrying value for as long as this condition exists. If the results of future impairment assessment testing indicate that the excess fair value is not substantial, the Company will provide the expanded disclosures described above.

If you have any further comments or questions regarding our response, please do not hesitate to contact me by phone at (301) 315-0027 or by fax at (301) 315-0064.

Sincerely,

/s/ Arthur F. Trudel
Arthur F. Trudel
Senior Vice President, Chief Financial Officer